SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34130; 811-22260

RMR Mortgage Trust

December 7, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for deregistration under Section 8(f) of the Investment Company Act of 1940 (the "Act").

Summary of Application: RMR Mortgage Trust requests an order declaring that it has ceased to be an investment company.

Applicant: RMR Mortgage Trust

Filing Dates: The application was filed on May 27, 2020 and was amended on August 17, 2020, November 18, 2020 and December 1, 2020.

Hearing or Notification of Hearing: An order granting the request will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 4, 2021 and should be accompanied by proof of service on Applicant, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

jclark@rmrgroupadvisors.com.

FOR FURTHER INFORMATION CONTACT: Marc Mehrespand, Senior Counsel; Trace

Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a Maryland statutory trust and is a non-diversified, closed-end

management investment company registered under the Act. Prior to the Special Meeting (as

defined below), Applicant was named "RMR Real Estate Income Fund" and its primary

investment objective was to earn and pay to its common shareholders a high level of current

income by investing in real estate companies. Capital appreciation was Applicant's secondary

objective.

2.   At a special meeting of Applicant's shareholders on April 16, 2020 ("the Special

Meeting"), Applicant's shareholders approved a proposal (the "Business Change Proposal") to

change Applicant's business from a registered investment company to a commercial mortgage

real estate investment trust ("REIT") that focuses primarily on originating and investing in first

mortgage whole loans secured by middle market and transitional commercial real estate

("CRE"). Notably, the proxy statement in connection with the Business Change Proposal stated

that, if approved, Applicant would realign its portfolio so that it will not be considered an investment company under the Act and apply to the Commission for an order declaring that Applicant has ceased to be an investment company. Applicant represents that it has operated during its 2020 taxable year so that it may qualify for taxation as a REIT for federal tax purposes.

3.   Applicant states that, following the Special Meeting, it has taken various steps to implement the Business Proposal, including changing its name to "RMR Mortgage Trust," divesting legacy portfolio assets and reorienting its portfolio to originating and investing in first mortgage whole loans secured by middle market and transitional CRE. Applicant states that it also holds itself out in its periodic reports to shareholders, press releases and website as a company that focuses primarily on originating and investing in first mortgage whole loans secured by middle market and transitional CRE.

4.   Applicant's investment advisory agreement ("IAA") with RMR Advisors LLC (the "Adviser"), Applicant's investment adviser, remains in effect but Applicant anticipates that, if Applicant receives the order, the IAA would be terminated and Applicant would enter into a new management agreement with the Adviser, or an affiliate of the Adviser. Applicant represents that its officers devote significant time to Applicant's new business strategy, including in connection with the formation of business objectives, plans and strategies and sourcing of mortgage origination opportunities. In addition, the Adviser has established an investment committee (the "Investment Committee") responsible for evaluating mortgage loan origination opportunities and making determinations as to whether or not to fund such loan opportunities, in each case, taking into account Applicant's investment guidelines and considerations, subject to any required approvals by Applicant's Board of Trustees ("Board"). Two of Applicant's Board members serve as members of the Investment Committee.

5.   Applicant states that it currently originates commercial mortgage loans through a wholly-owned subsidiary, RMTG Lender LLC (the "Real Estate Subsidiary"). As of November 30, 2020, 100% of the assets of the Real Estate Subsidiary consisted of commercial mortgage loans fully secured by real estate. Applicant represents that it may establish other wholly-owned subsidiaries to carry out specific activities, consistent with Applicant's business of originating and investing in first mortgage whole loans secured by middle market and transitional CRE.

6.   Applicant represents that the Real Estate Subsidiary is excluded from the definition of "investment company" by section 3(c)(5)(C) of the Act and, therefore, securities issued by the Real Estate Subsidiary are not "investment securities" as defined in section 3(a)(2) of the Act. Applicant states that, as of November 30, 2020, the value of investment securities owned by Applicant represents approximately 35.1% of Applicant's total assets, exclusive of Government securities and cash items, on an unconsolidated basis ("Adjusted Total Assets").

7.   For the nine months ended September 30, 2020, Applicant states that it derived approximately 100% of its gross income from securities (other than investments that qualify as "mortgages and other liens on and interests in real estate" for purposes of section 3(c)(5)(C) of the Act ("Qualifying Real Estate Assets")) and approximately 0% of its gross income from Qualifying Real Estate Assets, and for the period from October 1, 2020 through November 30, 2020, Applicant derived approximately 82% of its gross income from securities (other than Qualifying Real Estate Assets) and approximately 18% of its gross income from Qualifying Real Estate Assets. Applicant expects its income from securities (other than Qualifying Real Estate Assets and other assets that are not Qualifying Real Estate Assets but which are real estate-related assets ("Real Estate-Related Assets") to continue to decrease, and its income from Qualifying Real Estate Assets and Real Estate-Related Assets to continue to increase, as it

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continues to divest its legacy portfolio assets and reinvest in Qualifying Real Estate Assets and Real-Estate Related Assets. Applicant represents that currently it derives no material portion of its gross income from securities that are not Qualifying Real Estate Assets or Real Estate-Related Assets.

8.   Upon deregistering as an investment company, which will be the final step in implementing the Business Change Proposal, Applicant represents that it will issue a press release to shareholders indicating that it is no longer a registered investment company and will cease indicating in its financial statements that it is a registered investment company.

9.   Applicant states that it is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Commission.

10.   Applicant represents that, if the requested order is granted, its common shares will continue to be traded on The Nasdaq Stock Market LLC.

Applicant's Legal Analysis:

1.   Section 8(f) of the Act provides that whenever the Commission, upon application or its own motion, finds that a registered investment company has ceased to be an investment company, the Commission shall so declare by order and upon the taking effect of such order, the registration of such company shall cease to be in effect.

2.   Section 3(a)(1)(A) of the Act defines an "investment company" as any issuer which "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(B) of the Act defines an "investment company" as any issuer which "is engaged or proposes to engage in the business

of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding."

3.   Section 3(a)(1)(C) of the Act defines an "investment company" as any issuer which "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Section 3(a)(2) of the Act defines "investment securities" as "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)."

4.   Applicant states that it is no longer an investment company as defined in section 3(a)(1)(A), 3(a)(1)(B) or section 3(a)(1)(C). With regard to section 3(a)(1)(A), Applicant represents that it now operates as a commercial mortgage REIT, and argues that its historical development, its public representations, the activities of its directors and officers, the nature of its present assets and the sources of its present income support this assertion.

5.   With regard to section 3(a)(1)(B), Applicant represents that it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type, has not been engaged in such business and does not have any such certificate outstanding.

6.   With regard to section 3(a)(1)(C), Applicant represents that, as discussed in greater detail below, the Real Estate Subsidiary is excluded from the definition of investment company by virtue of section 3(c)(5)(C) of the Act and that, as a result, securities issued by the Real Estate Subsidiary are not "investment securities" within the meaning of section 3(a)(2) of

the Act. Because the value of Applicant's interest in the Real Estate Subsidiary exceeds 60% of the value of Applicant's Adjusted Total Assets, the value of any "investment securities" owned by Applicant is less than 40% of the value of Applicant's Adjusted Total Assets. Applicant, therefore, states that it is not an investment company within the meaning of section 3(a)(1)(C) of the Act.

7. Section 3(c)(5)(C) of the Act excludes from the definition of an investment company "any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: . . . (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate."

8. Applicant represents that, as of November 30, 2020, the only assets of the Real Estate Subsidiary were mortgage loans fully secured by real estate and, as a result, the Real Estate Subsidiary meets the exclusion from the definition of investment company in section 3(c)(5)(C).

9. Applicant states that it is thus qualified for an order of the Commission pursuant to section 8(f) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary

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